# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KKR FS Income Trust Select, CIK 0001975736
CUSIP: 48256J108
Title of class of securities: Common Shares of Beneficial Interest, par value $0.01 per share
Address of issuer's principal executive offices: 201 Rouse Boulevard, Philadelphia, Pennsylvania (PA), 19112
Date of event which requires filing of this statement: 03/07/2025
Filed by CIK 0002057671
Persons authorized to receive notices and communications: Christopher Lee, Esq., Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York (NY), 10001, 212-750-8300

## Reporting persons
- KKR Alternative Assets LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- KKR Group Assets Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- KKR Group Assets II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Global Atlantic Ltd (Delaware) (CIK 0002057671): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,000,687.36; shared voting power 0; sole dispositive power 1,000,687.36; shared dispositive power 0; aggregate amount beneficially owned 1,000,687.36 (6.3% of the class)
- Global Atlantic Financial Group Limited: type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 1,000,687.36; shared voting power 0; sole dispositive power 1,000,687.36; shared dispositive power 0; aggregate amount beneficially owned 1,000,687.36 (6.3% of the class)
- The Global Atlantic Financial Group LLC: type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 1,000,687.36; shared voting power 0; sole dispositive power 1,000,687.36; shared dispositive power 0; aggregate amount beneficially owned 1,000,687.36 (6.3% of the class)
- KKR Magnolia Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 1,000,687.36; shared voting power 0; sole dispositive power 1,000,687.36; shared dispositive power 0; aggregate amount beneficially owned 1,000,687.36 (6.3% of the class)
- KKR Group Assets Holdings L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,000,687.36; shared voting power 0; sole dispositive power 1,000,687.36; shared dispositive power 0; aggregate amount beneficially owned 1,000,687.36 (6.3% of the class)
- KKR Group Assets GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,000,687.36; shared voting power 0; sole dispositive power 1,000,687.36; shared dispositive power 0; aggregate amount beneficially owned 1,000,687.36 (6.3% of the class)
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 1,000,687.36; shared voting power 0; sole dispositive power 1,000,687.36; shared dispositive power 0; aggregate amount beneficially owned 1,000,687.36 (6.3% of the class)
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,000,687.36; shared voting power 0; sole dispositive power 1,000,687.36; shared dispositive power 0; aggregate amount beneficially owned 1,000,687.36 (6.3% of the class)
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,000,687.36; shared voting power 0; sole dispositive power 1,000,687.36; shared dispositive power 0; aggregate amount beneficially owned 1,000,687.36 (6.3% of the class)
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,000,687.36; shared voting power 0; sole dispositive power 1,000,687.36; shared dispositive power 0; aggregate amount beneficially owned 1,000,687.36 (6.3% of the class)
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,000,687.36; shared voting power 0; sole dispositive power 1,000,687.36; shared dispositive power 0; aggregate amount beneficially owned 1,000,687.36 (6.3% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,000,687.36; sole dispositive power 0; shared dispositive power 1,000,687.36; aggregate amount beneficially owned 1,000,687.36 (6.3% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,000,687.36; sole dispositive power 0; shared dispositive power 1,000,687.36; aggregate amount beneficially owned 1,000,687.36 (6.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest, par value $0.01 per share
Name of issuer: KKR FS Income Trust Select
Address of issuer's principal executive offices: 201 Rouse Boulevard, Philadelphia, Pennsylvania (PA), 19112
Comment:
This amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on March 5, 2024, as amended by Amendment No. 1 on March 15, 2024, as amended by Amendment No. 2 on March 28, 2024 (as amended, this "Schedule 13D") relating to the common shares of beneficial interest, par value $0.01 per share (the "Shares"), of KKR FS Income Trust Select (the "Issuer"), a Delaware statutory trust that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

On March 7, 2025, in connection with an internal reorganization (the "Reorganization"), KKR Alternative Assets LLC transferred all of its Shares of the Issuer to Global Atlantic Limited (Delaware), an indirect, wholly owned subsidiary of KKR Group Partnership L.P. for no consideration. The Reorganization did not involve any purchase or sale of securities of the Issuer. Accordingly, KKR Group Assets Holding II L.P. (as the sole member of KKR Alternative Assets LLC) and KKR Group Assets II GP LLC (as the general partner of KKR Group Assets Holding II L.P. are no longer deemed to beneficially own the Shares that were directly held by KKR Alternative Assets LLC (KKR Alternative Assets LLC, together with KKR Group Assets Holding II L.P. and KKR Group Assets II GP LLC, collectively, the "Alternative Assets Parties").

This Schedule 13D reports beneficial ownership as of March 7, 2025, immediately following the Reorganization, and reflects an exit filing by the Alternative Assets Parties and an initial filing on Schedule 13D by Global Atlantic Limited (Delaware), Global Atlantic Financial Group Limited, The Global Atlantic Financial Group LLC, KKR Magnolia Holdings LLC, KKR Group Assets Holdings L.P., and KKR Group Assets GP LLC.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by:

i. KKR Alternative Assets LLC, a Delaware limited liability company;
ii. KKR Group Assets Holdings II L.P., a Delaware limited partnership;
iii. KKR Group Assets II GP LLC, a Delaware limited liability company;
iv. Global Atlantic Limited (Delaware), a Delaware entity;
v. Global Atlantic Financial Group Limited, a Bermuda exempted company;
vi. The Global Atlantic Financial Group LLC, a Bermuda exempted limited liability company;
vii. KKR Magnolia Holdings LLC, a Cayman Islands limited liability company;
viii. KKR Group Assets Holdings L.P., a Delaware limited partnership;
ix. KKR Group Assets GP LLC, a Delaware limited liability company
x. KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;
xi. KKR Group Holdings Corp., a Delaware corporation;
xii. KKR Group Co. Inc., a Delaware corporation;
xiii. KKR & Co. Inc., a Delaware corporation;
xiv. KKR Management LLP, a Delaware limited liability partnership;
xv. Henry R. Kravis, a United States citizen; and
xvi. George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xvi) are collectively referred to herein as the "Reporting Persons").

KKR Group Assets Holdings II L.P. is the sole member of KKR Alternative Assets LLC. KKR Group Assets II GP LLC is the general partner of KKR Group Assets Holdings II L.P. KKR Group Partnership L.P. is the sole member of KKR Group Assets II GP LLC. Global Atlantic Limited (Delaware) is wholly owned by Global Atlantic Financial Group Limited, which is wholly owned by The Global Atlantic Financial Group LLC. KKR Magnolia Holdings LLC is the sole member of The Global Atlantic Financial Group LLC. KKR Group Assets Holdings L.P. is the sole member of KKR Magnolia Holdings LLC. KKR Group Assets GP LLC is the general partner of KKR Group Assets Holdings L.P. KKR Group Partnership L.P. is the sole member of KKR Group Assets GP LLC. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR Group Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR & Co. Inc. is the sole shareholder of KKR Group Co. Inc. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Joseph Bae, Scott Nuttall, Robert Lewin, Ryan Stork, Dane Holmes, and Kathryn King Sudol is an executive officer of KKR Group Holdings Corp. and KKR Group Co. Inc. The directors of KKR Group Holdings Corp. and KKR Group Co. Inc. are Messrs. Bae, Nuttall, Lewin, and Stork and Ms. Sudol.

The executive officers of KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Stork, and Holmes and Ms. Sudol. The directors of KKR & Co. Inc. are listed on the amended and restated Annex A attached to this Amendment No. 3 to Schedule 13D as Exhibit 99.1, which is incorporated herein.

Each of Messrs. Bae, Nuttall, Stork, and Holmes and Ms. Sudol is a United States citizen, and Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit D.
Residence or business address:
The address of the business office of each of the Reporting Persons and the other individuals named in this Item 2, unless as otherwise noted below, is:

30 Hudson Yards
New York, New York 10001

The address of the principal business office of each of Global Atlantic Financial Group Limited, and The Global Atlantic Financial Group LLC is:

Washington House
6 Church St, 5th Flr.
Hamilton Bermuda

The address of the principal business office of Messrs. Kravis, Bae, Nuttall, Lewin, and Stork and Ms. Sudol is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

The address of the principal business office of Mr. Holmes is:

c/o Kohlberg Kravis Roberts & Co. L.P.
555 California Street, 50th Floor
San Francisco, CA 94104

The address of the business office of each of the individuals listed on Annex A (other than Messrs. Kravis, Roberts, Bae, and Nuttall) is listed therein.
Present principal occupation or employment:
The Global Atlantic Financial Group LLC and Global Atlantic Financial Group Limited are principally engaged in the business of being holding companies. Global Atlantic Limited (Delaware) is, through its subsidiaries, principally engaged in the business of retirement and life insurance and reinsurance. KKR Group Assets Holdings L.P., KKR Group Assets Holdings II L.P., KKR Magnolia Holdings LLC, KKR Group Partnership L.P., KKR Group Co. Inc., KKR & Co. Inc. and KKR Management LLP are principally engaged in being holding companies. KKR Group Assets GP LLC, KKR Group Assets II GP LLC and KKR Group Holdings Corp. are principally engaged in being the general partners of their respective partnerships. KKR Alternative Assets LLC is principally engaged in making investments.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Stork, and Holmes and Ms. Sudol is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

Global Atlantic Limited (Delaware) is the record holder of 1,000,687.364 Shares, representing 6.3% of the outstanding Shares. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 15,792,708.7559 Shares outstanding as of March 7, 2025.

Global Atlantic Financial Group Limited (as the sole shareholder of Global Atlantic Limited (Delaware)), The Global Atlantic Financial Group LLC (as the sole shareholder of Global Atlantic Financial Group Limited), KKR Magnolia Holdings LLC (as the sole member of The Global Atlantic Financial Group LLC), KKR Group Assets Holdings L.P. (as the sole member of KKR Magnolia Holdings LLC), KKR Group Assets GP LLC (as the general partner of KKR Group Assets Holdings L.P.), KKR Group Partnership L.P. (as the sole member of KKR Group Assets GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein as directly owned by Global Atlantic Limited (Delaware).

KKR Group Assets Holding II L.P. (as the sole member of KKR Alternative Assets LLC), KKR Group Assets II GP LLC (as the general partner of KKR Group Assets Holding II L.P.), KKR Group Partnership L.P. (as the sole member of KKR Group Assets II GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may have been deemed to be the beneficial owner of the securities reported herein as directly owned by KKR Alternative Assets LLC.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns Shares except as described herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Other than as described in this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any Shares in the prior 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As described above, KKR Alternative Assets LLC, KKR Group Assets Holding II L.P. and KKR Group Assets II GP LLC are no longer reporting persons on this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows

Exhibit No. Description
99.1 Annex A Directors of KKR & Co. Inc.
D Joint Filing Agreement

## Signatures
- KKR Alternative Assets LLC: /s/ Christopher Lee, Christopher Lee, Secretary (03/07/2025)
- KKR Group Assets Holdings II L.P.: /s/ Christopher Lee, Christopher Lee, Secretary KKR Group Assets II GP LLC, its general partner (03/07/2025)
- KKR Group Assets II GP LLC: /s/ Christopher Lee, Christopher Lee, Secretary (03/07/2025)
- Global Atlantic Ltd (Delaware): /s/ Gary Silber, Gary Silber, Managing Director (03/07/2025)
- Global Atlantic Financial Group Limited: /s/ Gary Silber, Gary Silber, Managing Director (03/07/2025)
- The Global Atlantic Financial Group LLC: /s/ Gary Silber, Gary Silber, Managing Director (03/07/2025)
- KKR Magnolia Holdings LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (03/07/2025)
- KKR Group Assets Holdings L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Assets GP LLC, its general partner (03/07/2025)
- KKR Group Assets GP LLC: /s/ Christopher Lee, Christopher Lee, Secretary (03/07/2025)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary KKR Group Holdings Corp., its general partner (03/07/2025)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (03/07/2025)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (03/07/2025)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (03/07/2025)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (03/07/2025)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (03/07/2025)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (03/07/2025)